# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR Systems, Inc., CIK 0001347123
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 480 OAKMEAD PARKWAY, SUNNYVALE, California (CA), 94085
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002041658

## Reporting persons
- Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 7,154,555; shared voting power 0; sole dispositive power 7,154,555; shared dispositive power 901,540; aggregate amount beneficially owned 8,056,095 (10.6% of the class)
  Comment: (1) Consists of (i) 2,655,139 shares of common stock underlying 26,551,391 CDIs and 209,488 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service (HP) Pty Ltd on trust for MRCF 3 (HP) Trust; (ii) 837,638 shares of common stock underlying 8,376,377 CDIs and 102,437 shares of common stock issuable upon exercise of certain warrants held by MRCF3 Service (SW) Pty Ltd on trust for MRCF 3 (SW) Trust, and (iii) 3,349,853 shares of common stock underlying 33,498,528 CDIs held by BB6 Service (HP) Co-investment Trusco Pty Ltd on trust for BCP (HP) Co-Investment Trust (comprising 7,868,138 CDIs previously held and 25,630,390 CDIs acquired on 29 June 2026 on completion of the retail entitlement offer). The Reporting Person is the sole unitholder in each of MRCF 3 (HP) Trust, MRCF 3 (SW) Trust and BCP (HP) Co-Investment Trust and has sole voting and investment power with respect to the securities held by each trust. All numbers of shares of common stock give effect to the Issuer's 1-for-10 reverse stock split that was effected on April 1, 2026 (the "Reverse Split"), the outstanding CDIs were not consolidated as a result of the Reverse Split, but the conversion ratio of the CDIs to shares changed from 1-to-1 to 10-to-1, and 10 CDIs now represent one share of common stock.
  
  (2) Consists of 783,330 shares of common stock underlying 7,833,300 CDIs and 118,210 shares of common stock issuable upon exercise of certain warrants held by MHC Fund Services B Pty Ltd as trustee for MHC Hostplus Co-Investment Trust. The Reporting Person is the sole beneficiary of MHC Hostplus Co-Investment Trust and exercises shared dispositive power over the securities held by MHC Fund Services B Pty Ltd.
  
  (3) This percentage is calculated based upon (i) 75,330,559 shares of Common Stock outstanding as of 29 June 2026, as disclosed in the Preliminary Proxy Statement on Schedule 14A filed by the Issuer with the U.S. Securities and Exchange Commission ("SEC") on June 29, 2026 and (ii) 430,135 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Person.
  
  This Amendment No. 1 to Statement on Schedule 13G (this "Amendment No. 1") amends the Statement on Schedule 13G filed by the Reporting Person with SEC on November 26, 2024 (the "Schedule 13G"). The purpose of this Amendment No. 1 is to update the Reporting Person's filing status as a "Passive Investor" under Rule 13d-1(c) as a result of the acquisition by the Reporting Person of 25,630,390 CDIs pursuant to the retail entitlement offer by the Issuer, which closed on June 29, 2026.

## Item 1. Issuer
Name of issuer: EBR Systems, Inc.
Address of issuer's principal executive offices: 480 OAKMEAD PARKWAY, SUNNYVALE, CALIFORNIA, 94085.

## Item 2. Person Filing
Name of person filing: Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust
Address of principal business office or, if none, residence: Level 9, 114 William Street, Melbourne, Australia VIC 3000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The following information is provided as of June 29, 2026. See Rows 5 to 11 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Host-Plus Pty Ltd as trustee for the HOSTPLUS Pooled Superannuation Trust: /s/ Greg Clerk and /s/ Amanda Brodie, Attorneys under Power of Attorney dated 12/06/2024 (07/07/2026)